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                                                                 EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE

THE THOMSON CORPORATION COMPLETES TENDER OFFER FOR COMPUTER
LANGUAGE RESEARCH, INC.

Toronto, Canada and Dallas, Texas, February 17, 1998. Research Institute of America Group (RIAG), a division of The Thomson Corporation (TTC) today announced that Sabre Acquisition, Inc. (Sabre, a wholly owned subsidiary of TTC), has completed its cash tender offer for all of the outstanding shares of common stock of Computer Language Research, Inc. (CLR). The tender offer expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, February 13, 1998. Based on a preliminary count, 14,365,891 shares of CLR were tendered (including 1,067 shares subject to guarantee of delivery) and accepted for payment at a price of $22.50 (U.S.) per share.

The acceptance of these shares in the tender offer will result in TTC's ownership of approximately 99% of the outstanding common stock of CLR.

In the proposed second step of the acquisition, TTC plans to merge Sabre with and into CLR, with CLR as the surviving corporation of the merger. As a result of such merger, each share of CLR common stock not previously purchased in the tender offer will be converted into the right to receive $22.50 (U.S.) in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of CLR.

RIAG is a leading provider of information-based solutions for tax, accounting, corporate finance and human resource professionals. CLR's primary business is the provision of tax compliance software to sophisticated users within the national/regional accounting firm and corporate tax markets. CLR also offers tax compliance products for the bank trust and government markets, as well as practice management and financial products for local accounting firms.

The principal activity of The Thomson Corporation is specialized information and publishing worldwide. In addition, TTC has important interests in newspaper publishing in North America and in leisure travel in the United Kingdom and Sweden. TTC has sales of $7.7 billion in 1996 and some 50,000 staff members. TTC's common shares are traded on the Toronto, Montreal and London stock exchanges.

Contact:  John Kechejian
          The Thomson Corporation
          (203) 328-9470

          Robert Dilworth
          Computer Language Research, Inc.
          (972) 250-8679

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